UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	ANGIOTECH ANNOUNCES RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2007

Forward Looking Statements
Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to achieve the financial benefits expected as a result of the acquisition of American Medical Instruments Holdings, Inc. (“AMI”); and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this press release to reflect future results, events or developments.

Quill™ is a trademark of Quill Medical, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.
©2008 Angiotech Pharmaceuticals, Inc. All Rights Reserved.
Vascular Wrap™ is a trademark of Angiotech Pharmaceuticals, Inc.
BioPince™ is a trademark of Medical Device Technologies, Inc.
Skater™ is a trademark of PBN MEDICALS DENMARK A/S.
MultiStem® is a registered trademark of Athersys, Inc.
TAXUS® is a registered trademark of Boston Scientific Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 14, 2008	By: /s/
Name: K. Thomas Bailey
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
PRESS RELEASE
February 14, 2008

ANGIOTECH ANNOUNCES RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2007

Vancouver, BC, February 14, 2008 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced unaudited interim and annual consolidated financial results for the fourth quarter and year ended December 31, 2007. The unaudited financial results are subject to further review and potential adjustment as described under the section “Financial Information”.

“Throughout 2007, we continued to build our business with the launch of new products, the receipt of regulatory approvals, and the establishment of new partnerships. We expect our new product pipeline and our portfolio of innovative currently marketed products to provide growth and opportunity in 2008 and beyond,” said Dr. William Hunter, President and CEO of Angiotech.

“With our expanded sales and marketing team in place and many of our reorganization activities completed, we believe that we are well positioned to achieve our targets for sales growth and gross margin improvements in the coming year,” said Tom Bailey, Chief Financial Officer of Angiotech. “We are confident that during 2008 we will begin to realize returns on the various investments we have made in our business over the last two years.”

Fourth Quarter Financial Highlights

  Total revenue, as adjusted for non-recurring items, was $70.7 million. Total revenue under generally accepted accounting principles (GAAP) was $71.4 million.

  Net product sales, as adjusted, were $43.5 million, and were derived primarily from sales of our various single use specialty medical devices as well as from sales of medical device components to third parties. Net product sales under GAAP were $43.9 million.

  Royalty revenue was $27.2 million, and included $25.4 million of royalty revenue derived from sales by Boston Scientific Corporation (BSC) of paclitaxel-eluting coronary stent systems. The average blended royalty rates indicated during the quarter were 7.5 percent for U.S. sales, and 5.7 percent for sales recorded in other countries.

  Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-cash and non-recurring items) was $6.8 million. Excluding research and development expenses, the significant majority of which are discretionary and relate primarily to our Pharmaceutical Technologies segment, adjusted EBITDA would be $20.2 million.

  GAAP net loss and net loss per share from continuing operations were $16.8 million and $0.20, respectively.

  Adjusted net loss from continuing operations and adjusted net loss per share from continuing operations (GAAP net loss as adjusted to exclude certain non-cash and non-recurring items) were $7.5 million and $0.09, respectively.

  As of December 31, 2007, cash and long-term investments were $115.8 million and net debt was $465.8 million.

Fourth Quarter Business Highlights

  5-FU Central Venous Catheter (“CVC”). In December 2007 we submitted a 510(k) application to the U.S. Food and Drug Administration (FDA) to market and sell our 5-FU CVC. We expect the clinical data from our recently completed 960 patient clinical trial, which evaluated the clinical performance of our 5-FU CVC as compared to a market leading anti-infective CVC, to be presented by the clinical investigators at the ISICEM 28th International Symposium on Intensive Care and Emergency Medicine in Brussels, Belgium on March 18, 2008. Should our 5-FU CVC product candidate receive FDA marketing clearance, we would anticipate commencing commercial launch activities in the second half of 2008.

  Quill™ SRS: In October 2007 we received CE Mark approval to begin marketing the Quill™ Self- Retaining System (SRS) MONODERM™ product line in Europe. In addition, we exceeded our stated goal of 100 Quill™ SRS hospital accounts by the end of 2007, and expect to expand the number of Quill™ SRS SKUs available for sale to our customers in 2008.

  Vascular WrapTM : Enrolment in our AV access human clinical trials in the U.S. and Europe continues and we currently expect to complete enrolment in these studies around the end of the first half of 2008.

  Stem Cell Therapies: In December 2007 our partner, Athersys, Inc. received authorization from the U.S. FDA to begin a Phase I clinical trial evaluating the safety of MultiStem® in the treatment of acute myocardial infarction. We have an agreement with Athersys to co-develop and commercialize MultiStem® , Athersys’ non-embryonic stem cell platform technology, for use in the indications of acute myocardial infarction and peripheral vascular disease.

  TAXUS® paclitaxel-eluting stent systems: In December 2007 our partner, BSC, announced that the TAXUS® LiberteTM paclitaxel-eluting coronary stent system received European CE Mark approval for use in diabetic patients.

2008 Outlook

Our financial outlook for the upcoming fiscal year ending December 31, 2008 is presented below. Several material factors and assumptions were used to derive our 2008 outlook, including: (i) estimates of medical procedure and patient population growth rates for the various end markets relating to our medical products business; (ii) estimates of the impact of pricing changes, pricing strategies and competition with respect to certain of our currently marketed medical products; (iii) competitive analysis and estimates of relative market share with respect to certain key product lines; (iv) estimates of revenue growth and customer composition relating to our sales of medical device components to other medical products companies; (v) analysis of the impact of our manufacturing consolidation, product sales mix and pricing on cost of goods sold; (vi) estimates of selling, general and administrative expenses necessary to support our revenue growth and overall business goals; and (vii) estimates of research and clinical expenses necessary to support our various new product development and research programs.

The outlook presented below contains estimates of certain expenses based on non-GAAP measures, and are prepared consistent with our current and previous presentations of our historical financial information. Specifically, our outlook for research and clinical expenses, sales and marketing expenses and general and administrative expenses exclude estimates for stock based compensation expenses, for certain non-recurring expenses expected to be incurred in the first half of 2008 related to the completion of the consolidation of our Syracuse, NY operations, and for certain litigation related expenses. The estimates for these certain operating expenses are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our business performance.

The key elements of our 2008 outlook are as follows:

  Medical Products year over year total revenue growth goal of 15% or greater, with higher growth expected from several selected promoted brand product lines, including Quill™ SRS, SkaterTM drainage catheters, EnSnare® vascular retrieval devices, and our BioPinceTM biopsy needle franchise, among others;

  Improvements in gross margins as compared to 2007, driven by a combination of expected improvements in product sales mix and the expected completion of the consolidation and closure of our operations in Syracuse, New York;

  Research and clinical expenses ranging from $45 to $50 million, with expenses weighted to the first half of 2008, driven primarily by continued clinical, manufacturing and pre-launch activities related to our 5-FU CVC and Vascular WrapTM product candidates;

  Sales and marketing expenses ranging from $50 to $60 million, driven by the achievement of stated sales goals and the incurrence of a full year of certain expenses related to the 2007 expansion of our sales and marketing personnel;

  General and administrative expenses ranging from $40 to $45 million, reflecting continued reductions in selected administrative expenses as compared to 2007; and

  Capital expenditures ranging from $12 to $15 million.

Our financial outlook is forward-looking information, and actual results may be materially different from any results, events or developments expressed or implied by our financial outlook. We expect our financial results may vary from the outlook provided as a result of several key factors, including the progress of our various research, clinical development and product launch initiatives, the achievement of selected sales growth targets and the timing of product sales growth, the outcome of various ongoing partnering, business development and financing discussions, and the level of royalty revenues we receive from our partner BSC in future periods and the impact such results may have on our election to pursue certain discretionary aspects of our budgeted expenses in 2008. It is expected that, at the present time, we will have adequate cash and liquidity resources to execute our various research, product development and growth initiatives in 2008.

Our financial outlook is provided to give investors an assessment of our expected financial results and our future business, and may not be appropriate for any other purposes. Given the risks, uncertainties and assumptions associated with such information, readers are cautioned not to place undue reliance on our financial outlook. Except as required by law, we disclaim any obligation to update our financial outlook.

Financial Information

This press release contains the condensed financial information derived from the preliminary unaudited interim consolidated financial statements for the three month periods ended December 31, 2007 and 2006, and preliminary unaudited consolidated financial statements for the years ended December 31, 2007 and 2006 as previously reported. The unaudited financial information presented should be considered preliminary and is subject to potential adjustments, including, but not limited to, potential adjustments to certain tax related items, pending the conclusion of the 2007 year-end audit. Upon completion of the 2007 year-end audit process and the approval of our full year 2007 audited consolidated financial statements by our Board of Directors, full audited consolidated financial statements and Management’s Discussion and Analysis for the three years ended December 31, 2007, will be filed with the relevant regulatory agencies, as well as posted on our website at www.angiotech.com.

We completed the acquisition of the operations of American Medical Instruments Holdings, Inc. (“AMI”) on March 23, 2006. Because of the timing of the AMI acquisition, our operating results for the twelve month period ended December 31, 2006 include AMI’s results of operations from the period of March 24, 2006 to December 30, 2006, as compared to the current twelve month period which reflects combined results for the full year. As a result, our results for the twelve months ended December 31, 2007 do not reflect a comparable operating period as compared to the nine months ended December 31, 2006.

Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under GAAP unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

Use of Certain Non GAAP Financial Measures

Certain financial results presented in this press release include non-GAAP measures that exclude certain items. Adjusted net loss from continuing operations, adjusted net loss per share from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) exclude certain non-cash and non-recurring items such as acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions,stock-based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net loss from continuing operations, adjusted net loss per share from continuing operations and adjusted EBITDA also exclude litigation expenses related to defending intellectual property claims. Revenue, as adjusted, excludes non-recurring, non-operating revenue derived from license agreements and other license revenue, net of license fees due to licensors and excludes amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of our announced brand name consolidation and discontinuation. Adjusted net loss from continuing operations, adjusted net loss per share from continuing operations, revenue, as adjusted, and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time. Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP. We have provided a reconciliation of these measures to GAAP in the attached tables.

The financial outlook referred to above presents certain forward-looking, non-GAAP financial information for which at this time there is no calculable comparable GAAP measure. As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information. Specifically, the estimates for certain operating expenses referred to above exclude estimates of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our business performance, including stock-based compensation expenses, certain litigation expenses and foreign exchange gains or losses.

Conference Call Information

A conference call to discuss these financial results will be held today, Thursday, February 14, 2008 at 8:00 AM PT (11:00 AM ET).

Dial-in information:
North America (toll free): (866) 510-0711
International: (617) 597-5379
Enter passcode: 91184096

A replay archive of the conference call will be available until February 21, 2008 by calling (888) 286-8010 (in North America) or (617) 801-6888 (International) and entering Access Code 85112963.

A live webcast will be available to all interested parties through the Investors section of Angiotech’s website: www.angiotech.com.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three months ended			Three months ended
(in thousands of U.S.$, except share and per share data)	December 31, 2007			December 31, 2006
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	27,158		27,158	47,475	(9,000) a	38,475
Product sales, net	43,935	(401) b	43,534	44,726		44,726
License fees	266	(266) c	-	1,052	(1,052) c	-
	71,359	(667)	70,692	93,253	(10,052)	83,201
EXPENSES
License and royalty fees	4,527		4,527	6,048		6,048
Cost of products sold	24,158	(665) d	23,493	22,465		22,465
Research and development	13,556	(150) e	13,406	12,165	(500) e	11,665
Selling, general and administrative	27,180	(3,674) f	23,506	24,227	(6,229) f	17,998
Depreciation and amortization	8,826	(7,993) g	833	14,288	(13,316) g	972
In-process research and development	125	(125) h	-
	78,372	(12,607)	65,765	79,193	(20,045)	59,148
Operating (loss) income	(7,013)	11,940	4,927	14,060	9,993	24,053
Other income (expenses):
Foreign exchange gain (loss)	173	(173) i	-	(1,263)	1,263 i	-
Investment and other income	511	155 n	666	1,028	4 n	1,032
Interest expense on long-term debt	(12,774)	558 j	(12,216)	(11,891)	699 j	(11,192)
Loss on redemption of investments	-	-	-	126	(126) l	-
Loss on extinguishment of debt	-	-	-	(9,297)	9,297 m	-
	(12,090)	540	(11,550)	(21,297)	11,137	(10,160)
Income (loss) from continuing operations before income
taxes and cumulative effect of change in accounting	(19,103)	12,480	(6,623)	(7,237)	21,130	13,893
Income tax expense (recovery)	(2,275)	3,149 k	874	(1,977)	3,880 k	1,903
Net (loss) income from continuing operations before
cumulative effect of change in accounting	(16,828)	9,331	(7,497)	(5,260)	17,250	11,990
Net loss from discontinued operations, net of income taxes	(4,448)	4,448	-	(6,443)	6,443	-
Net (loss) income for the period	(21,276)	13,779	(7,497)	(11,703)	23,693	11,990

Basic net (loss) income per common share from continuing
operations	(0.20)		(0.09)	(0.06)		0.14
Diluted net (loss) income per common share from
continuing operations	(0.20)		(0.09)	(0.06)		0.14
Weighted average shares outstanding (000’s) – basic	85,030		85,030	84,984		84,984
Weighted average shares outstanding (000’s) – diluted	85,030		85,030	85,547		85,547

a.	One time revenue gain resulting from the up-front monetization of a royalty revenue stream to be received from our collaboration and distribution partnership with Orthovita.

b.	Amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of consolidation and discontinuation of the Contour Threads brand name, coincident with the launch of our Quill SRS brand name.

c.	Non-recurring revenue relating to selected licence agreements, net of licence fees due to licensors.

d.	Change in estimate of accounting for excess and obsolete inventory resulting from the alignment during the fourth quarter of 2007 of inventory policies across our various manufacturing operations.

e.	Stock-based compensation expense.

f.	Selling, general and administrative adjustments:

f
	Three months	Three months
	ended Dec. 30,	ended Dec.
	2007	30, 2006
Stock-based compensation expense	(439)	(799)
Termination and reorganization costs related to facility consolidation and integration activities	(3,526)	(1,879)
Litigation expenses relating to defending intellectual property claims	291	(3,551)
	(3,674)	(6,229)

g.	Amortization of acquisition related intangible assets and medical technologies.

h.	Non-recurring in-process research and development relating to payments made to collaborators and licensors, including to CombinatoRx Inc. and Rex Medical Inc., and a non-recurring license termination payment of $125,000 to Lipose Corporation made in October 2007.

i.	Foreign exchange fluctuations on foreign currency net monetary assets.

j.	Amortization of deferred financing costs.

k.	Tax effects of adjustments for the period. Comparative for 2006 also includes non-recurring retroactive tax adjustment of $8.7 million relating to certain tax structures previously established in the province of Quebec, from which the previously expected benefits are not anticipated to be realized.

l.	Loss on redemption of investments.

m.	Loss on extinguishment of the term loans related to our December 2006 senior floating rate note refinancing.

n.	Includes write off of AMI tax receivable and write off of certain capitalized costs.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

		Year ended			Year ended
(in thousands of U.S.$, except share and per share data)		December 31, 2007			December 31, 2006
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	116,659		116,659	175,254	(9,000) a	166,254
Product sales, net	170,193	2,579 b	172,772	138,590		138,590
License fees	842	(842) c	-	1,231	(1,231) c	-

	287,694	1,737	289,431	315,075	(10,231)	304,844
EXPENSES
License and royalty fees	18,652		18,652	25,409		25,409
Cost of products sold	95,529	(2,645) d	92,884	68,263		68,263
Research and development	53,963	(4,582) e	49,381	45,393	(2,490) e	42,903
Selling, general and administrative	99,713	(16,868) f	82,845	78,732	(17,262) f	61,470
Depreciation and amortization	33,429	(29,971) g	3,458	36,014	(32,707) g	3,307
In-process research and development	8,125	(8,125) h	-	1,042	(1,042) h	-
	309,411	(62,191)	247,220	254,853	(53,501)	201,352
Operating (loss) income	(21,717)	63,928	42,211	60,222	43,270	103,492
Other income (expenses):
Foreign exchange gain(loss)	(341)	341 i	-	515	(515) i	-
Investment and other income	10,393	(5,422) j	4,971	6,522	(829) k	5,693
Interest expense on long-term debt	(51,748)	2,242 l	(49,506)	(35,502)	2,019 l	(33,483)
Loss on sale/write-down of investments	(8,157)	8,157 m	-	(287)	287 n	-
Loss extinguishment of debt	-	-	-	(9,297)	9,297 o	-
	(49,853)	5,318	(44,535)	(38,049)	10,259	(27,790)
Income (loss) from continuing operations before income
taxes and cumulative effect of change in accounting	(71,570)	69,246	(2,324)	22,173	53,529	75,702
Income tax expense (recovery)	(23,608)	17,589 p	(6,019)	10,279	4,933 p	15,212
Income (loss) from continuing operations before
cumulative effect of change in accounting	(47,962)	51,657	3,695	11,894	48,596	60,490
Net loss from discontinued operations, net of income taxes	(11,395)	11,395	-	(7,708)	7,708	-
Cumulative effect of change in accounting	-	-	-	399	(399)	-
Net (loss) income for the period	(59,357)	63,052	3,695	4,585	55,905	60,490

Basic net (loss) income per common share from continuing
operations	(0.56)		0.04	0.14		0.71
Diluted net (loss) income per common share from
continuing operations	(0.56)		0.04	0.14		0.71
Weighted average shares outstanding (000’s) – basic	85,015		85,015	84,752		84,752
Weighted average shares outstanding (000’s) – diluted	85,015		85,390	85,437		85,437

a.	One time revenue gain resulting from the up-front monetization of a royalty revenue stream to be received from our collaboration and distribution partnership with Orthovita..

b.	Amounts accrued for costs incurred, and potential future costs, related to our offer to accept returns of Contour Threads brand product as part of consolidation and discontinuation of the Contour Threads brand name, coincident with the launch of our Quill SRS brand name.

c.	Non-recurring, non-operating revenue as derived from license agreements with Histogenics Corporation ($0.4 million in 2007), Symphony Medical ($0.2 million in 2007) and other license revenue, net of license fees due to licensors. In 2006, as derived from license agreements with Baxter Heathcare Corporation ($1.0 million) and other license revenue, net of license fees due to licensors.

d.	Change in estimate of accounting for excess and obsolete inventory resulting from the alignment during the third and fourth quarters of 2007 of inventory policies across our various manufacturing operations, and non-recurring supply / distribution agreement termination costs.

e.	Research and development adjustments:

	Year ended	Year ended
	Dec. 31, 2007	Dec. 31, 2006
Stock-based compensation	(1,665)	(2,490)
Non-recurring license fees due to licensors	(419)	--
Termination and reorganization costs related to the integration of AMI	(849)	--
Non-recurring supply / distribution agreement termination costs	(899)	--
Non-recurring in-process research and development expense relating to the signing of a
technology and intellectual property license agreement	(750)	--
	(4,582)	(2,490)

f.                Selling, general and administrative adjustments:

	Year ended	Year ended
	Dec. 31, 2007	Dec. 31, 2006
Stock-based compensation	(2,642)	(3,609)
Termination and reorganization costs related to the integration of AMI	(8,365)	(1,879)
Litigation expenses relating to defending intellectual property claims	(5,611)	(11,774)
Non-recurring supply / distribution agreement termination costs	(250)	--
	(16,868)	(17,262)

g.	Amortization of acquisition related intangible assets and medical technologies.

h.	Non-recurring in-process research and development expense relating to payments made to licensors and collaborators, including CombinatorX Inc. and Rex Medical Inc.

i.	Foreign exchange fluctuations on foreign currency net monetary assets.

j.	Write off of uncollectible receivable and write off of certain capitalized costs, net of gain realized on recovery of investments.

k.	Gain on sale of Palo Alto building and gain on sale related to disposition of Neodisc technology rights to NuVasive.

l.	Amortization of deferred financing costs.

m.	Net impact of loss and gain on redemption of investments of common share holdings in Orthovita Inc. and NuVasive, Inc., respectively.

n.	Net impact of gain on redemption of investments and loss on write down of investments.

o.	Loss on extinguishment of term loans related to our December 2006 senior floating rate note refinancing.

p.	Tax effects of adjustments a. through n. for the period, including the reversal of tax reserves previously booked. Comparative for 2006 also includes non-recurring retroactive tax adjustment of $8.7 million relating to certain tax structures previously established in the province of Quebec, from which the previously expected benefits are not anticipated to be realized.

ANGIOTECH PHARMACEUTICALS, INC.
CALCULATION OF ADJUSTED EBITDA
(Unaudited)

	Three months ended		Year ended December 31,
	December 31,
(in thousands of U.S.$)	2007	2006	2007	2006

Net income on a GAAP basis	(21,276)	(11,703)	(59,357)	4,585
Interest expense on long-term debt	12,774	11,891	51,748	35,502
Income tax expense	2,173	(5,619)	(23,713)	6,247
Depreciation and amortization	9,902	15,956	37,907	40,348
EBITDA	3,573	10,525	6,585	86,682
Adjustments:
Net loss from discontinued operations,
excluding depreciation, amortization and
income tax expense included above	-	9,242	11,122	10,497
In-process research and development	125	-	8,125	1,042
Non-recurring research and development
costs	-	-	750	-
Non-recurring revenue, net of license fees	(266)	(10,052)	(426)	(10,231)
Stock-based compensation	589	1,299	4,306	5,700
Litigation expenses	(291)	3,551	5,611	11,774
Foreign exchange loss (gain)	(173)	1,263	340	(515)
Investment and other income	(511)	(1,032)	(4,814)	(5,693)
Severance / restructuring costs	3,526	1,879	8,964	1,879
Supply/distribution agreement termination
costs	-	-	2,199	-
E&O inventory adjustment	665	-	2,645	-
Loss on extinguishment of debt	-	9,297	-	9,297
Contour threads returns	-	-	2,579	-
Write-off of capitalized costs	(401)	-	280	-
Write-off of uncollectible tax receivable	-	-	2,250	-
Gain on sale of sale of intangible assets	-	-	-	(148)
Gain on sale of Palo Alto building	-	4	-	(681)
Gain realized on recovery of investment	-	-	(7,510)	-
Accrued interest income	-	-	(597)	-
Net loss on redemption of investments	-	(126)	8,157	287
Adjusted EBITDA	6,836	25,850	50,566	109,890

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31,	December 31,
(in thousands of U.S.$)	2007	2006
ASSETS
Cash and short-term investments	91,326	108,617
Accounts receivable	22,678	25,231
Inventories	33,647	33,619
Deferred income taxes	5,964	5,372
Other current assets	7,070	6,303
Assets from discontinued operations	-	2,365
Total current assets	160,685	181,507
Long-term investments	24,456	53,840
Property and equipment, net	59,187	59,783
Intangible assets, net	225,889	244,954
Goodwill	660,591	630,770
Deferred income taxes	-	4,804
Deferred financing costs	13,600	14,845
Other assets	6,780	255
Assets from discontinued operations	-	15,116
Total assets	1,151,188	1,205,874

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	67,182	67,950
Liabilities from discontinued operations	-	4,226
Long-term debt	575,000	575,000
Deferred income taxes	60,386	71,813
Other tax liabilities	2,425	-
Other long-term liabilities	4,614	4,052
Stockholders’ equity	441,581	482,833
Total liabilities and stockholders’ equity	1,151,188	1,205,874

Forward Looking Statements
Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; sales numbers and future guidance publicly provided by Boston Scientific Corporation regarding sales of their paclitaxel-eluting coronary stent products; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the ability of Boston Scientific Corporation to successfully manufacture, market and sell their paclitaxel-eluting coronary stent products; the continued availability of capital to finance our activities; our ability to achieve the financial benefits expected as a result of the acquisition of American Medical Instruments Holdings, Inc. (“AMI”); and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC. Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this press release to reflect future results, events or developments.

Quill™ is a trademark of Quill Medical, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.
©2008 Angiotech Pharmaceuticals, Inc. All Rights Reserved.
Vascular Wrap™ is a trademark of Angiotech Pharmaceuticals, Inc.
BioPince™ is a trademark of Medical Device Technologies, Inc.
Skater™ is a trademark of PBN MEDICALS DENMARK A/S.
MultiStem® is a registered trademark of Athersys, Inc.
TAXUS® is a registered trademark of Boston Scientific Corporation.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX, ANP) please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Jodi Regts
Senior Manager, Investor Relations and Corporate Communications
Angiotech Pharmaceuticals, Inc.
(604) 221-7930
jregts@angio.com

Deirdre Neary
Manager, Investor Relations and Corporate Communications
Angiotech Pharmaceuticals, Inc.
(604) 222-7056
dneary@angio.com